June 1, 2023

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0504

Attention: Alison T. White, Esq.

VIA EDGAR

Re:	Registrant:	Natixis ETF Trust II
	File No.:	811-23500
	Filing Type:	Form N-1A

Dear Ms. White:

This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by telephone on May 5, 2023, regarding the post-effective amendment to the Natixis ETF Trust II (the “Registrant”) registration statement on Form N-1A for the Natixis Loomis Sayles Focused Growth ETF (the “Fund”), which was filed with the Commission on March 24, 2023 (the “Registration Statement”). For your convenience, we have summarized each comment below, followed by the Registrant’s response. Any term that is used, but not defined, in this letter retains the same meaning as used by the Registrant in the Registration Statement.

Please note that the Registration Statement is scheduled to become effective automatically on June 9, 2023.

Prospectus

1.

Comment. Confirm supplementally that prior to effectiveness, the Division’s Analytics Office or CCO will be contacted in order to coordinate necessary reporting requirements. The contacts are as follows:

a.	Analytics Division Contact – Deepak Pai – PaiD@sec.gov

b.	CCO Contact – Chris Carlson – CarlsonCh@sec.gov

Response. The Registrant confirms that it has contacted the Division’s CCO to coordinate the necessary reporting requirements.

2.	Comment. Please provide the Staff with completed “Annual Fund Operating Expenses” tables and a completed expense example before the effective date of the Registration Statement.

Response. Below, please find the completed “Annual Fund Operating Expenses” tables and the completed expense example:

Fund Fees & Expenses

The following table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in this table.

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)	ETF
Management fees	0.50%
Distribution and/or service (12b-1) fees	0.00%
Other expenses	2.86%
Total annual fund operating expenses	3.36%
Fee waiver and/or expense reimbursement[1]	2.77%

Total annual fund operating expenses after fee waiver and/or expense reimbursement	0.59%

[1]

Natixis Advisors, LLC (“Natixis Advisors” or the “Adviser”) has given a binding contractual undertaking to the Fund to limit the amount of the Fund’s total annual fund operating expenses to 0.59% of the Fund’s average daily net assets, exclusive of brokerage expenses, interest expense, taxes, acquired fund fees and expenses, and organizational and extraordinary expenses, such as litigation and indemnification expenses. This undertaking is in effect through April 30, 2026, and may be terminated before then only with the consent of the Fund’s Board of Trustees. The Adviser will be permitted to recover management fees waived and/or expenses reimbursed to the extent that expenses in later periods fall below both (1) the expense limitation ratio in place at the time such amounts were waived/reimbursed and (2) the Fund’s current applicable expense limitation ratio. The Fund will not be obligated to repay any such waived/reimbursed fees and expenses more than one year after the end of the fiscal year in which the fees or expenses were waived/reimbursed.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated (whether or not shares are redeemed), and also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same, except that the example is based on the Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement assuming that such waiver and/or reimbursement will only be in place through the date noted above and on the Total Annual Fund Operating Expenses for the remaining periods. The example does not take into account brokerage commissions and other fees to financial intermediaries that you may pay on your purchases and sales of shares of the Fund. It also does not include the transaction fees on purchases and redemptions of creation units (“Creation Units”), because those fees will not be imposed on retail investors. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

If shares are redeemed:	1 year	3 years
ETF	$60	$238

3.

Comment. The first paragraph in the “Principal Investment Strategies” section of the prospectus states that “the Fund will invest primarily in exchange-traded U.S. listed common stocks and other exchange-traded equity securities.” Please specify what the other exchange-traded equity securities are.

Response. In response to this comment the Registrant has revised the “Principal Investment Strategies” section of the prospectus to include the following disclosure (added text is bold and italicized):

“Under normal market conditions, the Fund will invest primarily in exchange-traded U.S.-listed common stocks and other exchange-traded equity securities. Exchange-traded equity securities may include, for example, other exchange-traded funds (“ETFs”), exchange-traded notes, exchange-traded preferred stocks, and exchange-traded real estate investment trusts (“REITs”).”

4.

Comment. The second paragraph in the “Principal Investment Strategies” section of the prospectus states that, “The Fund’s portfolio manager employs a growth style of equity management that emphasizes companies with sustainable competitive advantages versus others, long-term structural growth drivers that will lead to above-average future cash flow growth, attractive cash flow returns on invested capital, and management teams focused on creating long-term value for shareholders.” Please provide examples of what constitutes “sustainable competitive advantages” and “long-term structural growth drivers” in this context.

Response. The Registrant notes that sustainable competitive advantages may include, for example, strong brand awareness, network effect, low-cost advantage and high switching costs. Additionally, long-term structural growth drivers include, for example, growth in e-commerce, increased consumer spending in emerging markets, the shift to outsourcing and the ageing population. The Registrant believes, however, that its existing principal investment strategy disclosure provides an appropriate level of detail in relation to the portfolio manager’s investment process. Therefore, the Registrant respectfully declines to revise the disclosure at this time.

5.

Comment. In the second paragraph in the “Principal Investment Strategies” section of the prospectus, please revise to provide greater insight as to how the Fund’s portfolio manager will make investment decisions and construct the portfolio. It is unclear, for example, how the portfolio manager determines intrinsic value, sustainable competitive advantage and long-term structural growth drivers. Please explain these concepts and then address analysis, data and techniques the portfolio manager uses to make its determinations.

Response. The Fund’s portfolio manager relies upon disciplined bottom-up, fundamental analysis based on qualitative and quantitative information to identify sustainable competitive advantages and long-term structural growth drivers. In response to how the Fund’s portfolio manager determines intrinsic value, the Registrant has revised the second sentence of the second paragraph in the “Principal Investment Strategies” section as follows (added text is bold and italicized):

“The Fund’s portfolio manager aims to invest in companies when they trade at a significant discount to the estimate of intrinsic value (i.e., companies with share prices trading significantly below what the portfolio manager believes the share price should be based on proprietary discount cash flow models).”

6.

Comment. In the “REITs Risk,” please revise and expand the risk factor to discuss the current rising interest rate environment as well as any conditions that present unique risks to the type of REITs the Fund will invest in. For example, if the Fund invests in office REITs it may be impacted by work from home trends.

Response. The Registrant notes that the current “REITs Risk” states that investments in the real estate industry, including REITs, are sensitive to factors such as, among other things, changes in interest rates and occupancy rates. Given the expected percentage of REITs to be held by the Fund, the Registrant respectfully declines to further expand the noted risk factor.

7.	Comment. In the “Purchase and Sale of Fund Shares” section of the prospectus, please include the information required by Form N-1A Items 6(c)(3) and 6(c)(4) regarding premiums and discounts.

Response. The Registrant has revised the section “Purchase and Sale of Fund Shares” to add the following as the third paragraph:

“You may incur costs attributable to the difference between the highest price a buyer is willing to pay to purchase shares of the Fund (bid) and the lowest price a seller is willing to accept for shares of the Fund (ask) when buying or selling shares in the secondary market (“the bid/ask spread”). For more information, including recent information (when available) regarding the Fund’s NAV, market price, premiums and discounts, and bid/ask spreads, please visit the Fund’s website at im.natixis.com.”

8.

Comment. On page 13 in the section “Differences Between Investing in an ETF and a Mutual Fund” of the Fund’s prospectus, under the sub-section “In-Kind Redemptions – Potential Benefits and Limitations”, the disclosure below is duplicative of the previous sentences. Please remove the second instance.

“The Fund may nevertheless be required to sell certain securities from its Actual Portfolio, including to the extent the composition of the Actual Portfolio differs from the Proxy Portfolio, prior to effecting an in-kind redemption to ensure it distributes the proper securities to Authorized Participants. Any such sales may generate taxable gains or loss.”

Response. In response to this comment the Registrant has modified the disclosure to remove the repeated disclosure.

SAI

9.

Comment. With regard to the “Indirect Exposure to Cryptocurrency Risk,” please supplementally advise why this disclosure is included and why it is necessary. Please supplementally advise as to the Fund’s intention to invest in securities of issuers that provide crypto-related services, the types of companies that provide crypto-related services that the Fund will invest in and what such companies are designed to address. If the risk disclosure remains in the SAI, please disclose that the Fund will not invest directly in cryptocurrency.

Response. The Registrant included the referenced disclosure because the Fund may invest in information technology companies, or companies in related sectors, that provide products and/or services to the cryptocurrency industry (e.g., the Fund may invest in a company in the semiconductor or semiconductor equipment industry that sells information technology equipment that can be used in mining cryptocurrency). The Registrant confirms that it will not invest directly in cryptocurrency and has made the requested change to the disclosure in the SAI.

10.

Comment. On page 56 of the SAI, the first sentence under the section “Acceptance of Creation Orders” states “The Fund and the Distributor reserve the absolute right to reject or revoke acceptance of a creation order transmitted to it in respect to the Fund…”. Please remove the word “absolute” as well as roman numerals (iii) and (v) listed below for consistency with the rules and guidelines.

(iii) acceptance of the Fund Deposit would have certain adverse tax consequences to the Fund

(v) acceptance of the Fund Deposit would otherwise, in the discretion of the Fund, or the Adviser or Subadviser, have an adverse effect on the Fund or the rights of beneficial owners of such Fund

Response. In response to this comment the Registrant has modified the disclosure to remove the above disclosure.

If you have any questions or require any clarification concerning the foregoing, please call me at 617-449-2818.

Very truly yours,

/s/ John M. DelPrete
John M. DelPrete
Assistant Secretary
Natixis ETF Trust II

cc:	Susan McWhan Tobin, Esq.

Natalie Wagner, Esq.

Michael G. Doherty, Esq.

John M. Loder, Esq.